Via Facsimile and U.S. Mail
Mail Stop 6010

May 24, 2006

Mr. W. G. Jurgensen
Chief Executive Officer
Nationwide Financial Services, Inc.
One Nationwide Plaza
Columbus, OH 43215

> **Re: Nationwide Financial Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 1-12785**

Dear Mr. Jurgensen:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 31

1.   Although you identify your critical accounting estimates and provide qualitative disclosure about their nature, you do not appear to include a quantification of the variability in operating results that you expect to be reasonably likely to occur. Please provide to us in a disclosure-type format, a discussion that quantifies:

- the effect that changes in estimates have had on the financial statements for each period presented; and
- the effect that reasonably likely changes in the key assumptions underlying these estimates as of the latest balance sheet may have on the financial statements.

Results of Operations, page 37

2.   On page 38 and again on page 46 you attribute higher DAC amortization in 2005 to increased variable annuity revenues, fixed annuity "true-ups" and "unlocking." Please provide us in a disclosure-type format, a discussion that quantifies each of these three identified factors causing the increase in DAC amortization. In your discussion, please clarify what you mean by "true ups" and identify the products for which you unlocked your DAC amortization assumptions. Explain the reasons unlocking in 2005 was necessary.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 14: Federal Income Taxes, page F-49

3.   On page F-50 you indicate that you refined your process of estimating your separate account dividend received deduction resulting in $50.6 million of additional income tax benefits and recoverables related to all open tax years, 2000 through 2005. Please explain to us how you changed your estimation process and tell us the nature of the new information available in 2005. In your response, please tell us why this adjustment is properly recorded in 2005 as a change in estimate. You indicate in other sections of the filing that you have not reached any final agreements with the IRS on the dividend received deduction and there is no assurance that any such agreements will be reached. Please explain to us the nature of any discussions with the IRS on the appropriateness of these deductions.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Staff Accountant, at (202) 551-3638 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant